EXHIBIT 14

GREAT LAKES AVIATION, LTD.

CODE OF ETHICS FOR SENIOR FINANCIAL MANAGEMENT

Great Lakes Aviation, Ltd., an Iowa corporation (“Company”) has adopted this Code of Ethics (Code) for Senior Financial Management to promote honest and ethical conduct and to deter wrongdoing. This Code applies to the Company’s Chief Executive Officer, Chief Financial Officer, Controller, Principal Accounting Officer and other employees performing similar functions who have been identified by the Chief Executive Officer (the Senior Financial Management). The obligations of this Code supplement, but do not replace, any other code of conduct or ethics policy applicable to employees of the Company generally.

Any person who has information concerning any violation of this Code by any member of the Senior Financial Management shall promptly bring such information to the attention of the Chief Executive Office of the Company. If the Chief Executive Officer determines that a conflict of interest exists, he or she will refer the matter to the Audit Committee of the Board of Directors for resolution. Violation of this Code may subject the offending employee to appropriate actions, such as censure, suspension or termination. Such actions shall be reasonably designed to deter wrongdoing and to promote accountability for adherence to this Code. The Audit Committee of the Board of Directors shall consider any request for a waiver of this Code and any amendments to this Code and all such waivers or amendments shall be disclosed promptly as required by law or Securities and Exchange Commission (“SEC”) regulation.

All members of the Senior Financial Management shall:

•	Act honestly and ethically in the performance of their duties at the Company.

•	Avoid actual or apparent conflicts of interest between personal and professional relationships.

•	Provide full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to, the SEC and in other public communications by the Company.

•	Act in good faith, responsibly, with due professional care, competence and diligence, without misrepresenting material facts or allowing the member’s independent judgment to be subordinated.

•	Respect the confidentiality of information acquired in the course of work, except when authorized or legally obligated to disclose such information.

•	Share knowledge and maintain skills relevant to carrying out the member’s duties within the Company.

•	Proactively promote ethical behavior as a responsible partner among peers and colleagues in the work environment and community.

•	Achieve responsible use of and control over all assets and resources of the Company that have been entrusted to the member.

•	Promptly bring to the attention of the Chief Executive Officer any information concerning (a) significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data or (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s financial reporting disclosure or internal controls.

•	Comply with applicable laws, rules and regulations of federal, state and local governments and other public or private regulatory bodies having jurisdiction over the Company and its affairs.